UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

BRIGHAM EXPLORATION COMPANY
(Name of Subject Company (Issuer))
FARGO ACQUISITION INC.
(Offeror)
a wholly owned subsidiary of
STATOIL ASA
(Parent of Offeror)
(Names of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
109178 10 3
(CUSIP Number of Class of Securities)
Torgrim Reitan
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway
Telephone No.: 011-47-5199-0000
Fax No.: 011-47-5199-0050
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Jeffery Floyd Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street
Suite 2500
Houston, TX 77002
(713) 758-2222
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This filing relates solely to preliminary communications made before the commencement of a planned offer (the “Offer”) by Fargo Acquisition Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Statoil ASA, a public limited liability company organized under the laws of the Kingdom of Norway (“Statoil”), to purchase all of the shares of common stock, par value $0.01, per share, of Brigham Exploration Company, a Delaware corporation (the “Company”) that are issued and outstanding, to be commenced pursuant to the Agreement and Plan of Merger, dated October 17, 2011, by and among Statoil, Purchaser and the Company.
     The Offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO (collectively, the “Tender Offer Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT FILED BY THE COMPANY ON SCHEDULE 14D-9 (THE “SOLICITATION/RECOMMENDATION”) REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Tender Offer Statement will be filed with the SEC by Purchaser and Statoil, and the Solicitation/Recommendation will be filed with the SEC by the Company. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov
EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release issued by Statoil ASA dated October 17, 2011

99.2	Statoil Investor Presentation

99.3	Transcript of Investor Briefing Teleconference

99.4	English Translation of Norwegian Investor Briefing Teleconference Transcript

99.5	Agreement and Plan of Merger dated October 17, 2011 by and among Statoil ASA, Fargo Acquisition Inc. and Brigham Exploration Company